As filed with the Securities and Exchange Commission on April 23, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GRIFOLS, S.A.

(Exact Name of Registrant as Specified in its Charter)

Not applicable
(Translation of Registrant’s Name into English)

Spain	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Avinguda de la Generalitat, 152-158 Parc de Negocis Can Sant Joan Sant Cugat del Vallès 08174 Barcelona, Spain (+34) 935-710-500
(Address and Telephone Number of Registrant’s Principal Executive Offices)

David Ian Bell

General Counsel

Grifols, Inc.

2410 Lillyvale Ave

Los Angeles, CA 90032-3514

(323) 227-7540

(Name, Address and Telephone Number of Agent for Service)

Please send copies of all communications to:

Julie M. Allen, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Telephone: (212) 969-3000 Facsimile: (212) 969-2900	Tomás Dagá Raimon Grifols Osborne Clarke España, S.L.P. Avenida Diagonal, 477 Planta 20, 08036 Barcelona, Spain Tel: +34 93 419 1818

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount Of Registration Fee
Class B Non-Voting Ordinary Shares (2)	4,402,987 shares	$29.46	(1)	$129,711,997.02	(1)	$17,692.72

(1)                                  Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low reported sales price of the Class B American Depositary Shares on The NASDAQ Global Select Market on April 19, 2013.

(2)                                  The Class B non-voting ordinary shares may be held in the form of American Depositary Shares evidenced by American Depositary Receipts. American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the Class B non-voting ordinary shares registered hereby have been registered under a separate Registration Statement on Form F-6, filed on March 9, 2011 (File No. 333-159327). Each Class B American Depositary Share represents one Class B non-voting ordinary share.

PROSPECTUS	GRIFOLS, S.A.

Up to 4,402,987

Class B Non-Voting Ordinary Shares

This prospectus relates to the resale, from time to time, of up to 4,402,987 of our Class B non-voting ordinary shares (“Class B shares”), including Class B shares represented by American Depositary Shares (“Class B ADSs”), by the selling shareholders named herein. The selling shareholders are funds and/or accounts managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities. The Class B shares were issued to the selling shareholders upon the closing of our acquisition of Talecris Biotherapeutics Holdings Corp. (“Talecris”) in June 2011.

We will not receive any proceeds from sales of the Class B shares offered by the selling shareholders pursuant to this prospectus. The selling shareholders will pay all expenses related to registering the Class B shares. The selling shareholders identified in this prospectus may, from time to time, sell, transfer or otherwise dispose of any or all of their Class B shares or interests in Class B shares on any stock exchange, market or trading facility on which the Class B shares are traded or in private transactions. These dispositions may be at fixed prices, at the prevailing market price at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

Our Class B shares are listed on the Madrid Stock Exchange, Barcelona Stock Exchange, Bilbao Stock Exchange and Valencia Stock Exchange, which we refer to collectively as the “Spanish Stock Exchanges,” and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P”.  Our Class B ADSs are listed on The NASDAQ Global Select Market (“NASDAQ”) under the symbol “GRFS.” On April 22, 2013, the last reported sale price of Class B shares on the Spanish Stock Exchanges was €22.76, and the last reported sale price of our Class B ADSs on NASDAQ was $29.89. Each Class B ADS represents one Class B share.

Investing in our Class B shares involves risks.  You should carefully review the “Risk Factors” section set forth in our most recent annual report on Form 20-F (the “2012 Annual Report”) for the year ended December 31, 2012, filed with the SEC on April 5, 2013, which report is incorporated by reference herein, as well as in any other recently filed reports.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 23, 2013

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act, to permit resales of the Class B shares, including Class B shares represented by Class B ADSs, by the selling shareholders.  By using an automatic shelf registration statement, we are enabling the selling shareholders to offer up to 4,402,987 of our Class B shares, from time to time, in one or more offerings, in any manner described under the section in this prospectus entitled “Plan of Distribution.” In addition, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by any selling shareholder. We may also provide a prospectus supplement to add, update or change information contained in this prospectus.

This prospectus and any accompanying prospectus supplements do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form F-3, including its exhibits, of which this prospectus is a part. Statements contained in this prospectus and any accompanying prospectus supplements about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus, any prospectus supplements or in any documents incorporated herein or therein by reference is accurate as of any date other than the date on the front of each of such documents.

You should read both this prospectus and any prospectus supplements together with the additional information described under the section in this prospectus entitled “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus and any prospectus supplements. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell, or seeking offers to buy, these securities in any jurisdictions where offers or sales are not permitted.

All references herein to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “euro,” “€” or “EUR” are to the common currency of the European Union.

As used in this prospectus, “Grifols,” the “Company,” “we,” “us” and “our” refer to Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain, and our consolidated subsidiaries.

The basis of presentation of financial information of Grifols in this document is in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board, and other legislative provisions containing the applicable legislation governing our financial information, unless indicated otherwise.

All tabular disclosures are presented in thousands of euros except share and per share amounts, percentages and as otherwise indicated. Certain monetary amounts and other figures included herein have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

ii

FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference may contain ‘‘forward-looking statements.’’ Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as ‘‘believes,’’ ‘‘expects,’’ ‘‘potential,’’ ‘‘continues,’’ ‘‘may,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘predicts,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘plans,’’ ‘‘could,’’ ‘‘designed,’’ ‘‘should be’’ and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon management’s current plans and beliefs or current estimates of future results or trends.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations.  Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us.  These risks and uncertainties may include those described in our 2012 Annual Report. We may discuss additional risks and uncertainties in greater detail in any prospectus supplement under the heading “Risk Factors.”

Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance.  Our future results may differ materially from those expressed in these estimates and forward-looking statements.  You should therefore not make any investment decision based on these estimates and forward-looking statements. All of the forward-looking statements made in this prospectus and the documents that we incorporate by reference are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business or operations. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. We do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus. You should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

iii

THE COMPANY

We are a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products.  Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value.  These protein-based therapies extend and enhance the lives of individuals who suffer from chronic and acute, often life-threatening, conditions, such as:  primary and secondary immunological deficiencies; CIDP; alpha-1 proteinase inhibitor deficiency and related emphysema; immune-mediated ITP; Guillain Barré syndrome; Kawasaki disease; allogeneic bone marrow transplants; hemophilia A and B; von Willebrand disease; traumatic or hemorrhagic shock; and severe burns.  We also specialize in providing infusion solutions, nutrition products, medical devices, diagnostic instrumentation and reagents for use in hospitals and clinics.

We were founded in 1940 in Barcelona, Spain by Dr. José Antonio Grifols i Roig, a specialist and pioneer in blood transfusions and clinical analysis and the grandfather of our current Chairman of the Board of Directors (the “Board”).  We have been making and selling plasma derivative products for more than 70 years.  Over the last 25 years, we have grown from a predominantly domestic Spanish company into a global company by expanding both organically and through acquisitions throughout Europe, the United States, Latin America and Asia. On June 1, 2011, we acquired all of the issued and outstanding shares of Talecris, furthering our position as a diversified, global provider of life-saving and life-enhancing plasma protein therapeutics and making us the world’s third-largest producer of plasma derivative products.

Our products and services are used by healthcare providers in approximately 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions, and we have a direct presence, through the operation of commercial subsidiaries, in 24 countries.

We organize our business into four divisions:  Bioscience, Diagnostic, Hospital and Raw Materials and Others.

Bioscience.  The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products.  We have 150 FDA-licensed plasma collection centers located across the United States.  The main plasma products we manfacture are intravenous immunoglobulin, blood clotting factor viii, alpha-1 proteinase inhibitor and albumin.  We also manufacture intramuscular (hyperimmune) immunoglobulin, antithrombin III, blood clotting factor ix and plasma thromboplastin component.  Subsequent to the Talecris acquisition, Talecris’ operations were incorporated into our existing Bioscience division.  This diversification of our Bioscience division, coupled with geographic expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services.  The Bioscience division, which accounts for a majority of our total net sales, accounted for €2.3 billion, or 88.7%, of our total net sales in 2012.

Diagnostic.  The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products, including analytical instruments and reagents for diagnostics, as well as blood bank products.  We concentrate our Diagnostic business in immunohematology and hemostasis product lines.  The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services.  The Diagnostic division accounted for €134.3 million, or 5.1%, of our total net sales in 2012.

Hospital.  The Hospital division manufactures and in certain instances installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal.  It also includes products that we do not manufacture but that we market as supplementary to products we do manufacture.  The Hospital division accounted for €95.9 million, or 3.7%, of our total net sales in 2012.

Raw Materials and Others.  The Raw Materials and Others division historically consisted of sales of intermediate pastes and plasma to third parties.  In 2011 and 2012, it primarily consisted of (i) amounts earned under our exclusive licenses agreements with Kedrion S.p.A, entered into in connection with our acquisition of Talecris, (ii) royalty payments from third parties and (iii) revenues from engineering activities by our subsidiary, Grifols Engineering, S.A.

Corporate Information

We were incorporated in Spain as a limited liability company on June 22, 1987 under the name Grupo Grifols, S.A., and we changed our name to Grifols, S.A. in 2005.  Our principal executive office is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain and our telephone number is +34 93 571 0500.  Our registered office is located at c/Jesús y María, 6, Barcelona, Spain.

Our Class A shares have been listed on the Spanish Stock Exchanges since we completed our initial public offering on May 17, 2006 and are quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.”  In January 2008, we became part of the IBEX-35 Index, which consists of the top 35 listed Spanish companies by liquidity and market capitalization.

Our Class B shares were issued as part of the consideration for the Talecris acquisition and were listed on the Spanish Stock Exchanges on June 2, 2011 and quoted on the Spanish Automated Quotation System under the ticker symbol “GRF.P.”  Our Class B shares are also traded in the U.S. on NASDAQ in the form of ADSs, evidenced by American Depositary Receipts (“ADRs”), under the symbol “GRFS.”  Each Class B ADS represents one Class B share.  Our Class B ADSs are currently traded in U.S. dollars.  In November 2011, our Class B ADSs were added to the NASDAQ Biotechnology Index.

USE OF PROCEEDS

We will not receive any of the proceeds of the sale of shares of our Class B shares or Class B ADSs by the selling shareholders.  Such proceeds will be received by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012.  This table should be read in conjunction with the sections of our 2012 Annual Report entitled “Selected Consolidated Financial Data” and “Operating and Financial Review and Prospects” and in conjunction with our audited consolidated financial statements and the accompanying notes included in our 2012 Annual Report.

As of December 31, 2012 Actual
(in thousands of euro)
Cash and cash equivalents	473,327
Long-term debt:
Senior notes (1)	833,712
Senior secured credit agreement:

Revolving Credit Facilities (2)	—

Senior Term Loan - Tranche A (USD)	363,802
Senior Term Loan - Tranche A (EUR)	176,000
Senior Term Loan - Tranche B (USD)	1,255,116
Senior Term Loan - Tranche B (EUR)	196,000

Other bank loans (3)	33,449
Capital lease obligations (4)	20,394
Total long-term debt (5)	2,878,473

Short-term debt:
Senior secured credit agreement:

Senior Term Loan - Tranche A (USD)	48,317
Senior Term Loan - Tranche A (EUR)	23,375
Senior Term Loan - Tranche B (USD)	16,674
Senior Term Loan - Tranche B (EUR)	2,000

Other bank loans (6)	55,703
Capital lease obligations (4)	9,119
Other short-term debt (7)	14,547
Total short-term debt (8)	169,735
Total equity	1,880,741
Total capitalization	5,402,276

(1)          Represents the $1.1 billion aggregate principal amount of 8.25% senior notes due 2018. These notes are unsecured.

(2)          Represents our revolving credit facilities in the amount of $35 million, €21.7 and the $140 million  equivalent in multicurrencies converted as at the year end rate. As of December 31, 2012, no amounts have been drawn on the revolving credit facilities.

(3)          Represents long-term credit facilities in various currencies with various lenders of both us and our         subsidiaries.

(4)                               Represents short and long-term capital lease obligations in various currencies of both us and our subsidiaries.

(5)                               Excludes unamortized deferred expenses in the amount of €289.6 million.

(6)                               Represents short-term credit facilities in various currencies with various lenders of both us and our subsidiaries. We have €346.8 of aggregate availability under our current unused credit facilities.

(7)                               Other short term debt represents multiple one-year promissory notes issued by Grifols subsidiary Instituto Grifols, S.A. to certain of its employees in 2012. These promissory notes bear an interest at a rate of 5% per year.

(8)                               Excludes unamortized deferred expenses and accrued interest in the amount of €6.7million.

SELLING SHAREHOLDERS

Up to 4,402,987 Class B shares, including Class B shares represented by Class B ADSs, are being offered by this prospectus, all of which are being offered for resale for the account of the selling shareholders.  The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Class B shares being registered.

The selling shareholders are funds and accounts managed by Cerberus Capital Management, L.P. and/or its affiliated advisory entities. The selling shareholders were issued Class B shares upon the closing of our acquisition of Talecris in June 2011, pursuant to an Agreement and Plan of Merger, dated as of June 6, 2010, as amended, among Talecris, Grifols, S.A. and Grifols Inc., which is our wholly owned subsidiary. At the time the acquisition became effective, each share of Talecris common stock held by the selling shareholders was converted into the right to receive a combination of (1) $19.00 in cash and (2) 0.641 of a Class B share.

Our directors, W. Brett Ingersoll and Steven F. Mayer, serve as senior managing directors of Cerberus Capital Management, L.P.

We are registering the Class B shares in order to permit the selling shareholders to offer the Class B shares for resale from time to time. The table below sets forth the total number of Class B shares that the selling shareholders may sell under this registration statement.

Name	Shares Owned Prior to Offering	Percent of Class Prior to Offering	Shares Being Offered (1)	Shares Owned After Offering	Percent of Class After Offering
Cerberus America Series One Holdings, LLC(2)	89,104		89,104	0	0
Cerberus America Series Two Holdings, LLC(2)	104,698		104,698	0	0
Cerberus Series Two Holdings, LLC(2)	443,156		443,156		0
Cerberus Series Three Holdings, LLC(2)	756,832		756,832	0	0
Cerberus International, Ltd. (2)	1,825,778		1,825,778	0	0
Cerberus Partners, L.P. (2)	692,064		692,064	0	0
Gabriel Assets, LLC(2)	491,355		491,355	0	0
				0	0
Total	4,402,987		4,402,987	0	0

(1)                                 The table assumes that selling shareholders sell all of their shares being offered pursuant to this prospectus.  We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(2)                                 The address for each selling shareholder is 875 Third Avenue, New York, NY 10022.

DESCRIPTION OF SHARE CAPITAL

Set forth below is certain information concerning our share capital. Related summary information is provided in Item 10 of Part I of our 2012 Annual Report, “Additional Information.”

General

As of December 31, 2012, our share capital was €117,882,384.10 and comprised:

•                  Class A shares:  213,064,899 ordinary shares with a par value of €0.50 each.  All of the Class A shares belong to the same class and series.

•                  Class B shares:  113,499,346 non-voting preference shares with a par value of €0.10 each.  All of the Class B shares belong to the same class and series and have the preferential rights set forth in the Articles of Association.

On April 16, 2013, our share capital increased to €119,603,705, consisting of 213,064,899 Class A shares and 130,712,555 Class B shares.

All of our shares are fully paid and non-assessable.  Both share classes are issued in book-entry form and are governed by the Spanish Securities Market Act, as amended (Ley del Mercado de Valores), and such other provisions as may be applicable.  The book-entry registry is maintained by Iberclear and its participant entities.

Register

We are a public limited trading company registered with the Commercial Registry of Barcelona.  Our fiscal identification number is A-58389123.

Our principal executive office is located at Avinguda de la Generalitat, 152 Parque Empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain.  Our registered office is located at c/Jesús y María, 6, Barcelona (08022).  We were incorporated on June 22, 1987.  Our fiscal year runs from January 1 to December 31, the exception being the year ending on December 31, 1997, which began on August 1, 1997.

Corporate Purpose

Section 2 of the Articles of Association states that our corporate purpose is to provide administration, management and supervision services of companies and businesses as well as investments in movable and real estate assets.

Memorandum and Articles of Association

The following is a summary of the material terms of our Articles of Association and Board Regulations, as amended and currently in effect.  This summary is not meant to be complete and is qualified in its entirety by reference to each of the Articles of Association and Board Regulations.  Because this is a summary, it does not contain all the information that may be important to you.  You should read the Articles of Association and Board Regulations carefully.  The current Articles of Association are included as Exhibit 1.1 and Exhibit 1.2 (English translation) to our 2012 Annual Report.  The Articles of Association and the Board Regulations are also available on our website, which does not form part of this registration statement, at www.grifols.com under the headings “Investor Relations — General information — Articles of association” and “Investor Relations — Corporate governance — Board of directors regulations.”

The Articles of Association were originally approved and incorporated with the Spanish Commercial Registry (Registro Mercantil) (the “Commercial Registry”) on June 22, 1987.  The Board Regulations were initially approved by the Board on April 5, 2006.

At the general shareholder meeting on extraordinary matters held on January 25, 2011, our shareholders agreed to increase share capital by issuing 83,811,688 Class B shares to complete the Talecris acquisition.  The shareholders also agreed to amend the Articles of Association by modifying Article 6 to include the terms and conditions of the Class B shares and adding a new Article 6.bis to include the rights and obligations of the Class B shares.

Following our application to list our Class B ADSs on NASDAQ, we held a general ordinary shareholder meeting on May 24, 2011.  To satisfy NASDAQ Listing Rules, our shareholders resolved to (i) modify Article 24.ter of the Articles of Association to reorganize our audit committee (comité de auditoria) and (ii) amend the Board Regulations.  Our Board approved the amendment to the Board Regulations on the same day.

At the general shareholder meeting on extraordinary matters held on December 2, 2011, our shareholders agreed to increase share capital by issuing 29,687,658 Class B shares, without a share premium and with a charge to voluntary reserves, to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every ten Class A or Class B shares owned.  The shareholders also agreed to delegate to the Board the authority to increase our share capital by up to 50% of the then current share capital, at any time or from time to time within five years following the date of the meeting, by issuing new shares, with or without a share premium, for cash.  Further, the shareholders agreed to make qualitative improvements to the Articles of Association and to otherwise conform them to the requirements of The Revised Text of the Spanish Companies Act (Texto Refundido de la Ley de Sociedades de Capital) (the “Spanish Companies Act”).

At the general shareholder meeting on extraordinary matters held on December 4, 2012, our shareholders agreed to increase share capital by issuing an additional 16,328,212 Class B shares, without a share premium and with a charge to voluntary reserves, in order to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned.  The shareholders also revoked the December 2, 2011 delegation to the Board of the authority to increase share capital and agreed to delegate to the Board the authority to increase our share capital by up to 50% of the then current share capital, at any time or from time to time within five years following the date of the meeting, by issuing new shares, with or without a share premium, for cash.  Further, the shareholders agreed to delegate to the Board the authority to effect a two-to-one split of the Class A and Class B shares, within one year following the date of the meeting, by reducing the nominal value and increasing the number of such shares, without changing the total nominal value of the share capital.  The shareholders also agreed to delegate to the Board the authority to apply for the listing of the Class A shares on NASDAQ, via Class A ADSs, within one year following the date of the meeting.

The full text of each of the amendments to the Articles of Association detailed above is available on our website, which does not form part of this registration statement, at www.grifols.com under the heading “Investor Relations — Corporate governance.”

Board of Directors

Pursuant to the Articles of Association, we are managed by a Board, which may be composed of not less than three and not more than 15 directors.  Our current Board has 11 directors.  Directors may be either individuals or legal entities represented by individuals.  Under Spanish law, the Board is responsible for our management, administration and representation in all matters concerning the business, subject to the provisions of the Articles of Association and the powers conferred at the general shareholders’ meeting.

Appointment and Dismissal

Pursuant to the Articles of Association, directors are elected by our shareholders to serve for a term of five years and may be reelected to serve for an unlimited number of terms, except in the case of independent directors, who pursuant to the Board Regulations shall not serve as such for more than 12 years.  We do not provide for the reelection of directors at staggered intervals or cumulative voting for such directors or otherwise.

A director may be either an individual or an entity represented by an individual.  If a director ceases to hold office prior to the expiration of his or her term, the Board may fill the vacancy by appointing, from among our shareholders, a new director to replace the outgoing director.  Any director so appointed will hold office until the next general shareholders’ meeting when the appointment may be confirmed or revoked by our shareholders.  Any such appointment will be only for the remainder of the term of the outgoing director, without prejudice to such director’s eventual election.  A director may resign, or be removed, from office by a resolution of our general shareholders’ meeting at any time.  A director who is also our shareholder may vote freely on any of our shareholders’ resolutions relating to the appointment and dismissal of directors (including the appointment or dismissal of that director).

In addition, pursuant to the Board Regulations, a director must tender a resignation to the Board and the Board may accept such resignation, in its discretion, under the following circumstances:  (i) when the director ceases to hold the executive position to which such director’s appointment to the Board was related; (ii) when the director becomes unable to hold the office due to a legal cause of ineligibility or incompatibility; (iii) when the director has been formally charged with certain crimes (including, but not limited to, crimes against personal freedom, economic crimes and crimes against the justice administration) or a formal inquiry is opened against him or her by a regulator; (iv) when the director has been severely admonished by our audit committee for having breached his or her duties as director; (v) when the director’s participation on the Board may jeopardize our interests or when the reasons for his or her appointment cease to exist; and (vi) in the case of a proprietary director, when the relevant shareholder ceases to hold its stake in us, or reduces its stake below the level that reasonably justified the appointment of such director.

In addition, under Spanish corporate law, a holder of voting shares (or group of shareholders of voting shares acting together) may, subject to availability of seats on the Board, appoint a number of directors proportionate to that shareholder’s (or group of shareholders’) interest in our voting capital.  If the voting capital stock represented by the shares held by such shareholder (or group of shareholders) is equal to or greater than the result of dividing our total voting capital stock by the number of directors, such shareholder (or group of shareholders) shall have the right to appoint a proportionate number of directors.  For example, a shareholder holding 20 voting shares out of a total of 100 voting shares in a company with five directors will be entitled to appoint one director.  Should this power be exercised, shares so pooled shall not participate in the voting for the other members of the Board.  However, they may exercise their voting rights with respect to the removal of existing directors.  Since such rights apply only to voting shares or Class B shares that have recovered their voting rights, our Class B shares and the Class B ADSs that represent them in the U.S. do not count towards the proportional representation right.

The Board must appoint a Chairman of the Board from among its members.  Mr. Víctor Grifols Roura is the current Chairman.  The Board shall also designate one or more Vice Chairmen, who shall be numbered consecutively, and who shall replace the Chairman in the event of impossibility to act or absence.

The Board may also appoint a Secretary and a Vice Secretary.  Neither the Secretary nor the Vice Secretary is required to be a member of the Board; however, the Secretary or the Vice Secretary will not be entitled to vote on matters before the Board unless he or she is a member of the Board.  Mr. Raimon Grifols Roura is the current Secretary non-member of the Board and Ms. Nuria Martín Barnés is the current Vice Secretary non-member of the Board.

Meetings of the Board

Pursuant to the Articles of Association, a meeting of the Board may be called by the Chairman whenever he considers such a meeting necessary or suitable.  The Chairman is also required to call a meeting at the request of one-third of the directors.  Meetings of the Board are called using any means of notice at least ten days before the date of the meeting, unless exigent circumstances require a shorter term.  Such notice of a meeting of the Board must state the place, date and time as well as the issues to be discussed.  The Board generally holds a meeting at least every three months and is required to meet at least once a year.  The Spanish Companies Act and our Articles of Association provide that a majority of the directors (half plus one of the directors present at a meeting) of the Board (represented in person or by proxy by another director on the Board) constitutes a quorum.  Except as otherwise provided by law or specified in the Articles of Association, resolutions of the Board must be passed by an absolute majority of the directors present or represented at a meeting, with the Chairman having the right to cast a deciding vote in the event of a tie.

Delegation of Powers

Pursuant to Spanish law and our Articles of Association, the Board may delegate its powers either to an executive committee (Comision Ejecutiva) or to one or more chief executive officers.  Spanish corporate law provides that resolutions appointing an executive committee, any chief executive officer or authorizing the permanent delegation of all, or part of, such board of directors’ powers, requires a two-thirds majority of the members of such board of directors and the registration of such resolution in the Commercial Registry.  The Board may also revoke such powers at any time.

Under Spanish corporate law, a board of directors may also grant general or specific powers of attorney to any person whether or not that person is a director or a shareholder.  General powers of attorney must be registered in the Commercial Registry.  However, Spanish law provides that the following powers may not be delegated:  (i) the formulation and submission for approval of the yearly financial statements at the general shareholders’ meeting; and (ii) those powers granted to the board of directors by a general shareholders’ meeting (unless otherwise provided in the relevant shareholders’ resolution).

Mr. Víctor Grifols Roura is currently our Chairman of the Board and Chief Executive Officer.

Shareholder Rights

The following summary of material considerations concerning our share capital briefly describes certain material provisions of the Articles of Association and Spanish law relating to our share capital.  Because it is a summary, it is not meant to be complete, is qualified by reference to the applicable Spanish laws and our Articles of Association and does not contain all the information that may be important to you.

Neither Spanish law nor our Articles of Association limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Under Spanish law, the rights of shareholders may be changed only by an amendment to the articles of association of a company that complies with the requirements explained below under “— Class A Shares — Shareholders’ Meetings and Voting Rights.”  Our Articles of Association do not further specify what actions or quorums are required to change the rights of our shareholders, other than that they classify an amendment thereto as an extraordinary matter, as described below in “— Class B Shares — Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

Class A Shares

Shareholders’ Meetings and Voting Rights

Pursuant to Article 13 of our Articles of Association and the Spanish Companies Act, the annual general shareholders’ ordinary meeting shall be held during the first six months of each fiscal year on a date fixed by the Board.  Resolutions presented at duly constituted general shareholders meetings are, except as indicated herein, passed by a simple majority vote of the voting capital present or represented at the meeting.

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 5% of our share capital.  Under Spanish law and per the Articles of Association, we are required to publish a “calling of the meeting,” which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least:  (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) the website of the Spanish National Securities Market Commission (Spanish Comisión Nacional del Mercado de Valores) (“CNMV”); and (iii) our website.

Holders of ordinary and Class B shares duly registered in the book-entry records maintained by Iberclear and its participant entities at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend such meeting (in person or represented by proxy) and, where so entitled, may vote.  Holders of the our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters that require approval by a majority of our outstanding Class B shares, as described below in “— Class B Shares — Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

For an ordinary or extraordinary general meeting of shareholders to be duly constituted, the presence in person or by proxy of shareholders representing 25% of our issued voting share capital is required.  On second call, there is no quorum requirement.

Under Spanish law, the following shareholder actions require approval by the affirmative vote of the holders of a majority of our Class A shares present in person or represented by proxy at a duly constituted meeting of holders of our Class A shares at which meeting, if (i) on first call, a quorum of at least 50% of the issued voting share capital is present or represented by proxy or (ii) on second call, a quorum of at least 25% of the issued voting share capital is present or represented by proxy (unless on such second call less than 50% of the issued voting share capital is present or represented by proxy, in which case those matters require the affirmative vote of at least two-thirds of the share capital present or represented at such meeting):

•                  the issuance of bonds;

•                  an increase or reduction of the share capital;

•                  the transformation of Grifols (change in corporate nature);

•                  a merger, de-merger, split, spin-off or other structural change subject to Law 3/2009;

•                  any other amendment of the Articles of Association; and

•                  a dissolution.

For purposes of determining the quorum, those shareholders who vote by mail or through the internet are counted as being present at the meeting, as provided by the Regulations of the General Shareholders’ Meeting of Grifols, S.A (Reglamento de la Junta General de Accionistas).  Such Regulations are available on our website, which does not form part of this registration statement, at www.grifols.com under the heading “Investor Relations — Corporate governance — Regulations of the general shareholders’ meeting.”

In general, resolutions passed at a general shareholders’ meeting are binding upon all shareholders.  In very limited circumstances, Spanish law gives dissenting or absent shareholders, including those holding Class B shares, the right to have their Grifols’ shares redeemed by us at prices determined in accordance with established formulas or criteria.

Dividends

Payment of dividends must be proposed by the Board and authorized by our shareholders at a general shareholders’ meeting.  Interim dividends may be declared by the Board on account of profits for the then current fiscal year, subject to certain limitations.

Spanish law requires each company to apply at least 10% of its net income each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of such company’s issued share capital.  A company’s legal reserve is not available for distribution to its shareholders except upon such company’s liquidation.  According to Spanish law, dividends may only be paid out of profits (after deduction of any amounts required to be applied to the legal reserve) or distributable reserves and only if the value of a company’s net worth is not, and as a result of distribution would not be, less than such company’s share capital.

In addition, no profits may be distributed unless the amount of the distributable reserves is at least equal to the amount of research and development expenses recorded as an asset on a company’s consolidated balance sheet.

Spanish law also requires the creation of a non-distributable reserve equal to the amount of goodwill recorded as an asset on a company’s consolidated balance sheet and that an amount at least equal to 5% of such goodwill be transferred from the profit from each financial year to such non-distributable reserve until such time as the non-distributable reserve is of an amount at least equal to the goodwill recorded on such company’s consolidated balance sheet.  If, in any given financial year, there are no or insufficient profits to transfer an amount equal to 5% of the goodwill recorded as an asset on a company’s consolidated financial statement, Spanish law requires that the shortfall be transferred from freely distributable reserves to the non-distributable legal reserve.

In the event of a reduction in share capital to offset losses, dividends may not be distributed until the legal reserve reaches 10% of the new share capital.

Distributions of dividends to our Class A shareholders will be made in proportion to the capital that they have paid up.  The shareholders at the general shareholders meeting shall decide the amount, time and form of payment of the dividends.  If these details are not so determined, the dividend will be payable at our registered office on the day following the date of the resolution.

The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable.  Dividends payable by us to non-residents of Spain may be subject to a Spanish withholding tax of 21%, effective January 1, 2012.  However, residents of certain countries are entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income.

As set forth below under “— Class B Shares — Preferred Dividend,” since the issuance of our Class B shares, the dividend rights of our Class A shareholders have been subordinated to the €0.01 per share preferred dividend of our Class B shares.

Liquidation Rights

Upon our winding-up and liquidation, holders of our Class A shares and Class B shares will be entitled to receive a pro rata portion of any assets remaining after the payment of our debts, taxes and the expenses of the liquidation as follows:  (i) before any amount is distributed to the holders of Class A shares, the holders of Class B shares will receive the nominal value and share premium paid up for such Class B shares at the time of issuance and (ii) once such liquidation preference is received, the holders of the Class A shares and Class B shares will share pari passu in the amounts distributed.

Subscription (or Preemptive) Rights and Increases of Share Capital

Pursuant to the Spanish Companies Act, shareholders and holders of convertible bonds have subscription (or preemptive) rights to subscribe for any new shares (or other securities convertible into, or exchangeable for, shares) issued by a company in a capital increase via monetary contributions.

In accordance with the Spanish Companies Act, such subscription (or preemptive) rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the Board (such as when we listed on the Spanish Stock Exchanges), and the general shareholders’ meeting delegates to the Board the right to increase the share capital or to issue securities convertible into, or exchangeable for, shares and to waive subscription (or preemptive) rights).  See Item 3 of Part I of our 2012 Annual Report, “Key Information — D. Risk Factors — Risks Relating to our Structure, Shares and American Depositary Shares — Subscription (or preemptive) rights may be unavailable to U.S. holders of our shares or ADSs.”

Further, subscription (or preemptive) rights, in any event, will not be available in the event of certain capital increases, such as those in which we receive an in-kind contribution, those effected to meet the requirements of a convertible bond issue or those for a merger in which shares are issued as consideration.  Subscription (or preemptive) rights are transferable, may be traded on the Spanish Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.  In the case of a share capital increase against reserves, the same rule applies to the free allotment (derecho de asignación gratuita) rights.

Finally, as described below in “— Class B Shares — Subscription Rights,” in connection with an issuance of securities where subscription (or preemptive) rights apply, our Class B shares may only be granted preemptive rights with respect to additional Class B shares if our Class A shares are granted preemptive rights with respect to additional Class A shares.  The preemptive rights of each class must be otherwise equal.

Registration and Transfers

Our Class A shares are in book-entry form on Iberclear and are indivisible.  Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to us for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls.

Iberclear maintains the central registry reflecting the number of shares held by each of its participant entities.  Each participant entity, in turn, maintains a registry of the owners of such shares.

Transfers of shares quoted on the Spanish Stock Exchanges are normally made through credit entities or investment companies that are members of the Spanish Stock Exchanges.

Reporting Requirements

Pursuant to Royal Decree 1362/2007, any individual or legal entity that, by whatever means, acquires or transfers shares with voting rights in a company for which Spain is listed as the Country of Origin (Estado Miembro) (as defined therein) and which is listed on an official secondary securities market or other regulated market in the European Union must notify the issuer and the CNMV, if, as a result of such transaction, the proportion of voting rights held by that individual or legal entity reaches, exceeds or thereafter falls below a 3% threshold of that company’s total voting rights.  The notification obligations are also triggered at thresholds of 5% and multiples thereof (excluding 55%, 65%, 85%, 95% and 100%).  The applicable threshold is 1% (or its successive multiples thereof) for persons or entities located in designated “tax havens” (as defined in Royal Decree 1080/1991) or other jurisdictions lacking adequate supervision.

The individual or legal entity obliged to provide the notification must serve the notification by means of the form approved by the CNMV from time to time for such purpose, within four business days from the date on which the transaction is acknowledged.  Royal Decree 1362/2007 deems that a transaction is “acknowledged” within two business days from the date on which such transaction is entered into.

The reporting requirements apply not only to the purchase or transfer of voting shares, but also to those transactions in which, without a purchase or transfer, the proportion of voting rights of an individual or legal entity reaches, exceeds or thereafter falls below the threshold that triggers the obligation to report as a consequence of a change in the total number of voting rights of a company on the basis of the information reported to the CNMV and disclosed by such individual or legal entity.

Regardless of the actual ownership of the voting shares, any individual or legal entity with a right to acquire, transfer or exercise voting rights of the shares, and any individual or legal entity that owns, acquires or transfers, whether directly or indirectly, other securities or financial instruments that grant a right to acquire shares with voting rights, will also have an obligation to notify us and the CNMV of the holding of a significant stake in accordance with the regulations.

Furthermore, all members of the Board must report to both us and the CNMV the percentage and number of voting rights in Grifols held by them at the time of becoming or ceasing to be a member of the Board.  All members of the Board must also report any change in the percentage of voting rights they hold, regardless of the amount, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments that carry a right to acquire or dispose of shares that have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans.

In addition, pursuant to Royal Decree 1333/2005, of November 11, 2005, (implementing European Directive 2004/72/EC), any member of the Board or our senior management and any parties closely related to any member of the Board or our senior management must similarly report any acquisition or disposal of our shares (in this case, either ordinary or Class B shares), derivatives or other financial instruments relating to our shares regardless of the size, including information on the percentage of voting rights that they hold as a result of the relevant transaction within five business days of such transaction.

Additional disclosure obligations apply in respect of voting agreements.  In this respect, the Spanish Companies Act requires parties to disclose certain types of shareholders’ agreements that affect the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares.

Moreover, persons holding a net aggregate short position in our shares must report the short position to the CNMV on a confidential basis whenever it reaches 0.2% and notify the CNMV of any subsequent decrease or increase by 0.1% (and successive multiples thereof) within the day immediately following the relevant trade.  The CNMV publishes individual net short positions of 0.5% or more and aggregate information on net short positions between 0.2% and 0.5%.

The Articles of Association do not contain additional provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Class B Shares

Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, summarized above in “— Class A Shares,” but differ from the Class A shares in some important respects that are outlined below.

Voting Rights

Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required.

Separate Vote at General Shareholder Meetings on Extraordinary Matters

Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an “extraordinary matter”) require the approval of a majority of our outstanding Class B shares.

•                  Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions that affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction.

•                  Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described below in “— Subscription Rights.”

•                  Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border reconciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.

•                  Any resolution for the delisting of any Grifols shares from any stock exchange.

•                  Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares).

The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters.

Preferred Dividend

Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share.  In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares.  The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year. If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future.

Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights.

As described above in “— Class A Shares — Dividends,” the dividend rights of our Class A shareholders are subordinated to the preferred dividend described in this section.

Other Dividends

Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share.  Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution.

Redemption Rights

Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below.

•                  We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Official Gazette of the Commercial Registry, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event.

•                  Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision.  We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear.

•                  The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points.  For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled.  The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute.

•                  We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and (ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption.

The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made.

Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights).

Liquidation Rights

Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for.

We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares.

Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share.

Subscription Rights

Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements:  (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights, as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible, as described above with respect to Class A shares in “— Class A Shares — Registration and Transfers.”

Change in Control

The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control.

Changes in Share Capital

Changes in share capital are considered extraordinary matters and must be approved by our shareholders in accordance with the procedures explained above in “— Class A Shares — Shareholders’ Meetings and Voting Rights” and “— Class B Shares — Separate Vote at General Shareholder Meetings on Extraordinary Matters.” A capital increase may be affected by issuing new shares or by increasing the par value of existing shares.  A capital reduction may be effected by reducing the par value of existing shares or by redeeming or repurchasing existing shares.

At the general shareholder meeting on extraordinary matters held on January 25, 2011, our shareholders agreed to increase share capital by issuing 83,811,688 Class B shares to complete the Talecris acquisition.

At the general shareholder meeting on extraordinary matters held on December 2, 2011, our shareholders agreed to increase share capital by issuing 29,687,658 Class B shares, without a share premium and with a charge to voluntary reserves, to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every ten Class A or Class B shares owned.  The issuance of these shares increased share capital by a nominal amount of €2.97 million.

At the general shareholder meeting on extraordinary matters held on December 4, 2012, our shareholders agreed to increase share capital by issuing an additional 16,328,212 Class B shares, without a share premium and with a charge to voluntary reserves, in order to remunerate the Class A and Class B shareholders.  The issuance took the form of a free allocation of one new Class B share for every 20 Class A or Class B shares owned. The issuance of these shares increased share capital by a nominal amount of €1.63 million.

On April 16, 2013, in accordance with the resolution passed at the general shareholder meeting on extraordinary matters held on December 4, 2012, we increased our share capital in the amount of €88,499.70 by issuing 884,997 new Class B shares. These Class B shares were issued in connection with our acquisition of Progenika Biopharma, S. A.  on March 4, 2013, as described in Item 4 of Part I of our 2012 Annual Report, “Information on the Company — A. History and Development of the Company — Important Events — Other Acquisitions Progenika.” These new Class B shares were admitted to listing on the Spanish Stock Exchanges and quoted on the Spanish Automated Quotation System on April 18, 2013.

Sinking Fund

The Articles of Association do not contain any sinking fund provisions.

Dividends and paying agents

Our dividend policy is to pay out approximately 40% of our net consolidated profits. However, our senior credit agreement contains limitations on our ability to pay cash dividends depending on our debt levels. We may only pay cash dividends if our Leverage Ratio (as defined in our senior credit agreement) is less than 4.50:1.00. As of December 31, 2012, our Leverage Ratio was 2.87:1.00 and this restriction does not currently apply.

In addition, each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share, if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by our shareholders. In any given fiscal year, we will pay a preferred dividend to the holders of the Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained during that fiscal year.

The declaration and payment of dividends is reviewed annually by the Board based upon a review of our balance sheet and cash flow, the ratio of current assets to current liabilities, our expected capital and liquidity requirements, the provisions of our governing documents and the provisions in our financing arrangements governing cash dividends. The payment of any future dividend will be determined by the Board, based upon the factors described above and other factors that it deems relevant at the time that declaration of a dividend is considered. There can be no assurance as to whether or in what amounts any future dividend might be paid.

In addition, the availability of the reserves for distribution is subject to limitations under Spanish law. The distributable reserves of us and our Spanish subsidiaries are limited by the amount of mandatory reserves, which include, for us and each of our Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by us and each of our Spanish subsidiaries. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €33.1 million at December 31, 2012.

The Board intends to propose to shareholders at the upcoming annual general meeting of shareholders that profits for the fiscal year ended December 31, 2012 in the amount of €52.4 million be transferred to reserves.

Banco Bilbao Vizcaya Argentaria S.A., is the paying agent for dividends payable to holders of our ordinary shares. Its principal office in Spain is located at Plaza San Nicolas nº 4 , 48005 Bilbao. Payments of dividends to non-resident holders of ordinary shares must be made through custodial brokerage accounts in Spain.

Deutsche Bank Trust Company Americas, as depositary, is the paying agent for dividends payable to holders of our ADSs. Such payments will be made in accordance with the procedures summarized below under “Description of Our American Depositary Shares — Dividends and Other Distributions.”

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

Our Class B shares are traded on NASDAQ in the form of Class B ADSs delivered by Deutsche Bank Trust Company Americas pursuant to the deposit agreement dated as of June 1, 2011, as amended as of July 12, 2012, among us, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all owners and holders from time to time of Class B ADSs issued thereunder (the “Deposit Agreement”). The Depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005, United States. The custodian is Deutsche Bank Sociedad Anónima Española, and its principal office in Spain is located at Ronda General Mitre 72-74, 08017 Barcelona, Spain.

The following is a summary of the material provisions of the Deposit Agreement, which is qualified in its entirety by reference to the Deposit Agreement filed as an exhibit to the Registration Statement on Form F-6 filed on March 9, 2011 (File No. 333-172688), and Amendment No. 1 to the Deposit Agreement, which is filed as an exhibit to the Registration Statement on Form F-6 filed on July 12, 2012 (File No. 333-182636).

American Depositary Shares

Each Class B ADS represents the right to receive one Class B share.  The Class B ADSs are represented by uncertificated (book-entry) notations or certificates, both of which are commonly known as ADRs.

Holders and beneficial owners of our Class B ADSs are party to the Deposit Agreement and therefore are bound to the terms of the Deposit Agreement and to the terms of any ADR that represents our Class B ADSs.

Holders of our Class B ADSs are not treated the same as holders of our Class B shares.  The Depositary’s nominee is actually the registered owner of the Class B shares underlying our Class B ADSs.  Therefore, holders of Class B ADSs must rely on the Depositary to exercise the rights of a shareholder on their behalf.  The Deposit Agreement and the form of ADR specify the rights and obligations of the Depositary, the beneficial or record owners of our Class B ADSs and us.  The Deposit Agreement and the ADRs are governed by New York law.

The rights of a holder of Class B shares, such as the Depositary’s nominee holding the Class B shares underlying the Class B ADSs, will be governed by the laws of Spain, which differ from the laws in the United States in important respects.

Spanish laws and regulations may require holders of our Class B ADSs to satisfy reporting requirements and obtain regulatory approvals in certain circumstances, including with respect to such holders’ beneficial ownership of our Class B ADSs.  Holders of our Class B ADSs will be solely responsible for complying with such reporting requirements and obtaining such approvals.  Neither the Depositary, the custodian, we, nor any of their or our respective agents or affiliates will be required to take any actions whatsoever on behalf of any holder to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Holding Class B ADSs

How may you hold Class B ADSs when they are delivered?

You may hold Class B ADSs either:

•                  directly, (1) by having a certificated ADR evidencing a specific number of Class B ADSs registered in your name or (2) by having an uncertificated (book-entry) ADR through an account established by the Depositary in your name reflecting the registration of Class B ADSs directly on the books of the Depositary (commonly referred to as the direct registration system); or

•                  indirectly, through your broker or other financial institution.

The direct registration system reflects the uncertificated (book-entry) registration of ownership of Class B ADSs by the Depositary.  Under the direct registration system, ownership of Class B ADSs is evidenced by periodic statements issued by the Depositary to the holders entitled thereto.  The direct registration system includes automated transfers between the Depositary and The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States.

This summary description assumes you will hold your Class B ADSs directly.  If you will hold the Class B ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of holders of Class B ADSs described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class B shares?

Pursuant to the Deposit Agreement, the Depositary will pay to you the cash dividends or other distributions it or the custodian receives on the Class B shares, after deducting fees, charges and expenses of the Depositary, and taxes and governmental charges, in each case, payable by the applicable holders of Class B ADSs.  Your receipt of these dividends or other distributions may be limited, however, by practical considerations, legal limitations and in certain cases described herein and in the Deposit Agreement.  You will receive these distributions under the terms of the Deposit Agreement in proportion to the number of Class B shares your Class B ADSs represent as of the record date set by the Depositary with respect to the Class B ADSs (which will be as close as practicable to the corresponding record date for the Class B shares).

Cash Dividends/Distributions and Cash Proceeds.  The Depositary will convert any cash dividend or other cash distribution we pay on the Class B shares into U.S. dollars and transfer the U.S. dollars to the United States.  The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States.  If such conversion and transfer is not practicable or is unlawful, or if any required government approval cannot be obtained, the Depositary may distribute any cash dividend or distribution denominated in a foreign currency only to those holders of Class B ADSs for which such distribution is practicable and lawful and for which such government approval is not required or can be obtained.  If any foreign currency cannot be converted, the Depositary will hold such foreign currency for the account of the holders of Class B ADSs who have not been paid.  The Depositary will not invest the foreign currency and it will not be liable for any interest.

The Depositary will apply the same method for distributing the net proceeds from the sale of any Class B shares held by the custodian in respect of the securities on deposit.

The distribution of cash will be made net of taxes or other fees, charges and expenses of the Depositary, taxes and governmental charges, in each case, payable by the applicable holders of Class B ADSs under the terms of the Deposit Agreement.  See Item 10 of Part I of our 2012 Annual Report, “Additional Information —

E. Taxation.” The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Class B Shares.  If we effect a dividend in, or free distribution of, Class B shares, the Depositary may, or upon our instructions, will, subject to the Deposit Agreement and to the extent reasonably practicable and permissible under law, distribute to the holders of outstanding Class B ADSs, in proportion to their holdings, additional Class B ADSs that in the aggregate represent the number of Class B shares received as a dividend or in the free distribution.  The Depositary will only distribute whole Class B ADSs.  It will sell Class B shares that would require it to deliver a fractional Class B ADS and distribute the net proceeds as in the case of a distribution of cash.  The Depositary may sell a portion of the Class B shares distributed as a dividend or free distribution in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with a distribution of additional Class B ADSs.

If the Depositary does not distribute additional Class B ADSs as described above, it may sell the Class B shares received upon the terms described in the Deposit Agreement and distribute the proceeds of the sale as in the case of a distribution of cash.  If the Depositary does not sell the Class B shares, then each outstanding Class B ADS will also represent the additional Class B shares distributed in respect of the Class B shares represented by such Class B ADS prior to the dividend or free distribution.

Elective Distributions in Cash or Shares.  If we offer holders of Class B shares the option to receive dividends in either cash or in additional Class B shares, we will give prior notice of such to the Depositary, and we will indicate to the Depositary whether such elective distribution will be made available to holders of Class B ADSs.  If such distribution is made available to holders of Class B ADSs, we will furnish the Depositary with satisfactory evidence that it is legal to make such elective distribution available to holders of Class B ADSs.

The Depositary will make the election available to holders of Class B ADSs only if and to the extent it is reasonably practicable and permissible under law.  If the election is made available to holders of Class B ADSs, the Depositary will establish procedures to enable holders to elect to receive either cash or additional Class B ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to holders of Class B ADSs, the Depositary will distribute to holders of Class B ADSs either (1) cash, in the same way as described above under “— Cash Dividends/Distributions and Cash Proceeds” or (2) additional Class B ADSs, in the same way as described under “Description of Share Capital — Memorandum and Articles of Association — Shareholder Rights — Class B Shares,” depending on what a holder of Class B shares would have received in respect of Class B shares for which no election is made.

The Depositary is not obligated to make available to you a method to receive the elective dividend in Class B shares rather than in Class B ADSs.  There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class B shares.

Rights to Purchase Additional Shares.  If we offer or distribute to holders of Class B shares any rights to subscribe for additional shares or any other rights, we will give prior notice of such to the Depositary, and we will indicate to the Depositary whether such rights will be made available to holders of Class B ADSs.  If such rights are made available to holders of Class B ADSs, we will furnish the Depositary with satisfactory evidence that it is legal to make such rights available to holders of Class B ADSs.

The Depositary will make these rights available to you only if and to the extent it is reasonably practicable and permissible under law.  If the rights are made available to holders of Class B ADSs, the Depositary will establish procedures to distribute such rights to holders and to enable such holders to exercise such rights (including by having the Depositary exercise such rights and purchase the shares on such holder’s behalf).  Holders may have to pay the exercise price and any other fees, charges, expenses, taxes and governmental charges to subscribe for the shares upon the exercise of their rights.

If the rights are not made available to holders of Class B ADSs, the Depositary will use reasonable efforts to sell the rights and distribute the net proceeds as in the case of a cash distribution.  If the Depositary is unable to sell the rights that are not distributed, it will allow such rights to lapse.  In that case, you will receive no value for them.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing the securities purchased upon the exercise of rights.  If that is the case, the Depositary may deliver restricted ADSs.

The Depositary is not obligated to make available to holders of Class B ADSs a method to exercise rights to subscribe for Class B shares rather than Class B ADSs.

Other Distributions.  If we distribute property other than cash, Class B shares or rights to purchase shares or any other rights, we will notify the Depositary in advance and will indicate whether such distribution will be made available to holders of Class B ADSs.

If such distribution is made available to holders of Class B ADSs, the Depositary will distribute, in accordance with the terms of the Deposit Agreement, such property to the extent that it is reasonably practicable and permissible under law.  The Depositary may sell a portion of the distributed property in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with the distribution.

If such property is not distributed as described above, the Depositary will sell such property and distribute the net proceeds as in the case of a cash distribution.  If the Depositary is unable to sell the property that is not distributed, it may dispose of such property in a way it deems reasonably practicable under the circumstances for nominal or no consideration.  In that case, you will receive nominal or no value for the property.

The Depositary is not responsible if it decides that it not practicable or lawful to make a distribution available to any holder of Class B ADSs.  Except for the obligation to register the Class B ADSs deliverable in the transaction, we have no obligation to register additional Class B ADSs, Class B shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of Class B ADSs, Class B shares, rights or anything else to holders of Class B ADSs.  This means that you may not receive the distributions we make on the Class B shares or any value for them if it is not practicable or lawful for us to make them available to you.

Any other provision of the Deposit Agreement notwithstanding, in the event we determine that enabling or permitting holders of ADRs to participate in any cash or other distribution, or to participate therein on the same basis as, or to make an election available to, holders of Class B shares (i) that would require us to register under the Securities Act such distribution or (ii) that would otherwise be unlawful, and we elect not to pursue such registration or to make such distribution otherwise lawful, we shall make a public announcement in the United States market within two business days following the earlier of (a) the public announcement thereof in Spain or on the securities exchange on which the Class B shares are listed and (b) approval of the distribution by our shareholders or the Board, as the case may be, informing of the distribution and the fact that holders of U.S. ADRs will not be entitled to participate in the distribution, or will not be entitled to participate on the same basis as, or to make an election available to, holders of Class B shares.

Notwithstanding the foregoing, in the event we determine that a distribution does not require registration under the Securities Act or is otherwise not unlawful, we will request that the Depositary make such distribution available to holders of Class B ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

Upon the deposit of Class B shares or evidence of rights to receive Class B shares with the custodian, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the Depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will issue ADRs in the name of the person entitled thereto evidencing the number of Class B ADSs to which that person is entitled.  Certificated ADRs will be delivered at the Depositary’s office.  Holders of uncertificated (book-entry) ADRs will receive a statement setting forth the relevant ownership interest from the Depositary.  A holder of ADRs can always request that such holder’s Class B ADSs not be held through the Depositary’s direct registration system and that certificated ADRs be issued.

How do holders of Class B ADSs cancel Class B ADSs and obtain Class B shares?

A holder may turn in his or her or its Class B ADSs at the Depositary’s principal office or by providing appropriate instructions to his or her or its broker.  Upon surrender of ADRs representing such Class B ADSs, payment of the Depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, and, in the case of ADRs held through the Depositary’s direct registration system, appropriate instructions, the Depositary will deliver the underlying Class B shares to such holder or a person designated by it at the office of the custodian, or at such holder’s request, risk and expense, the Depositary will deliver the underlying Class B shares at its office.

How do ADS holders interchange between certificated ADRs and uncertificated ADRs?

A holder may surrender his or her or its certificated ADRs to the Depositary for the purpose of exchanging them for uncertificated (book-entry) ADRs.  The Depositary will cancel such ADR certificates and will mail such holder a statement setting forth the relevant ownership interest to confirm that such holder is the owner of the Class B ADSs evidenced by the exchanged ADRs.

Alternatively, upon receipt by the Depositary of a proper instruction from a holder of uncertificated (book-entry) ADRs requesting the exchange of such ADRs for certificated ADRs, the Depositary will execute, issue and deliver to such holder certificated ADRs evidencing the Class B ADSs underlying the ADRs.

Redemption

As described under “Description of Share Capital — Shareholder Rights — Class B Shares — Redemption Rights,” each holder of Class B shares is entitled to require us to redeem those shares if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of the Class B shares were entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of our ordinary shares (including, without limitation, for the same consideration).

Within ten days of the occurrence of a redemption event, we must deliver notice to our shareholders (including to the Depositary) setting forth the occurrence of the redemption event and the particulars of the proposed redemption, including the process of the exercise of the redemption right.  If the Depositary has received satisfactory documentation relating to the redemption event (and only if the Depositary shall have received notice from us at least 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption) and has determined that such proposed redemption is reasonably practicable, the Depositary shall provide to each holder of Class B ADSs a notice setting forth the particulars of the redemption event, the holders’ redemption rights and any other particulars set forth in our notice to the Depositary.  To the extent the Depositary shall have received such notice from us less than 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption or the Depositary has determined that the extension of such redemption right to holders is not reasonably practicable, we shall request the Depositary to, and at such request and our expense the Depositary shall endeavor to, provide the holders with a notice setting forth the particulars of the redemption event in order to allow holders the opportunity to surrender their Class B ADSs for cancellation and withdraw their Class B shares and potentially participate in such redemption as holders of Class B shares.

To the extent holders are to be extended the opportunity to instruct the Depositary to surrender the shares represented by their Class B ADSs for redemption, if a holder wishes to redeem the Class B shares represented by such holder’s Class B ADSs and obtain the redemption price deliverable upon such redemption, the holder must deliver the Class B ADSs representing the Class B shares to the Depositary for the surrender of such Class B ADSs and withdrawal of the Class B shares.  The Depositary will instruct the custodian to present to us the Class B shares in respect of which redemption rights are being exercised against payment of the applicable redemption price.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary will convert, transfer and distribute the proceeds (net of applicable fees and charges of, and expenses incurred by, the Depositary, and taxes and governmental charges withheld), retire Class B ADSs and cancel ADRs, if applicable, upon delivery of such Class B ADSs by their holders.  The Depositary agrees to determine in good faith whether the extension of such redemption right to holders is reasonably practicable and agrees that as long as notice has been received by the Depositary at least 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption, the Depositary shall not use insufficient time as a basis for determining that it is not practicable to extend such redemption rights to holders.  The redemption price per Class B ADS will be the dollar equivalent of the amount per Class B share received by the Depositary from the redemption of the Class B shares represented by Class B ADSs (subject to the reasonable applicable fees and charges of, and expenses incurred by, the Depositary, and taxes withheld) multiplied by the number of Class B shares represented by each Class B ADS redeemed.

Holders desiring to cancel their Class B ADSs in order to participate as shareholders in a redemption or otherwise are advised to do so sufficiently in advance of the last date in which holders of Class B shares may exercise their rights of redemption.  There is no guarantee any holder and/or beneficial owner surrendering Class B ADSs for cancellation and withdrawing Class B shares will receive the Class B shares represented by the Class B ADSs surrendered in time to enable such holder and/or beneficial owner to participate in any redemption.  There can be no assurance that Class B ADR holders generally, or any Class B ADR holder in particular, will be given the opportunity to exercise redemption rights on the same terms and conditions as the holders of Class B shares or be able to exercise such rights.

Voting Rights

How do you vote?

As described under “Description of Share Capital — Shareholder Rights — Class B Shares — Voting Rights,” holders of the Class B shares generally will not have voting rights, except with respect to certain extraordinary matters.  If we ask for instructions on a vote on these extraordinary matters or on any other matter, you may instruct the Depositary how to exercise the voting rights of the Class B shares that underlie your Class B ADSs.  If you do not so instruct the Depositary, you will not be able to exercise your right to vote unless you cancel your Class B ADSs and obtain the Class B shares that underlie your Class B ADSs.  We cannot assure you that you will receive notice in time to cancel your Class B ADSs and obtain the Class B shares that underlie your Class B ADSs.

Upon timely notice from us, the Depositary will notify you of any upcoming vote and arrange to deliver the voting materials to you.  The materials will (a) describe the matters to be voted on and (b) explain how you may instruct the Depositary to vote the Class B shares that underlie your Class B ADSs as you direct.  For instructions to be valid, the Depositary must receive them on or before the date specified.  The Depositary will attempt, as far as practical, subject to the laws of Spain and the provisions of our organizational documents, to vote or to have its agents vote the Class B shares as you instruct.  The Depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive the voting materials in time to instruct the Depositary to vote the Class B shares underlying your Class B ADSs.  Furthermore, to the extent the depository or its agents act without gross negligence or willful misconduct, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.  This means that it is possible that you may not be able to exercise your right to vote.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to the Class B shares, if we request the Depositary to act, we will use reasonable efforts to give the Depositary notice of any meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees, Charges and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs)	Issuance of Class B ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of Class B ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates.

$2.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs)	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements.

$2.00 (or less) per 100 Class B ADSs (or	Depositary operation and maintenance costs.

Fees, Charges and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

portion of 100 Class B ADSs) per calendar year, provided that this fee, when combined with the fee for distribution of cash proceeds, including cash dividends or sell of rights and other entitlements, shall not exceed $2.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs) in any calendar year

Registration or transfer fees	Transfer and registration of Class B shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw Class B shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the Depositary or the custodian is required to pay on any Class B ADS or shares underlying Class B ADSs, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, such as stock transfer taxes, stamp duty or withholding taxes

As necessary.

Any fees or expenses incurred by the Depositary in connection with the conversion of a foreign currency in compliance with applicable exchange control and other regulations, and the delivery of Class B shares, including any fees of a central depository, and any additional fees, charges, costs, or expenses that may be incurred by the Depositary from time to time

As necessary.

Any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time	As necessary.

The Depositary collects its fees for issuance and cancellation of Class B ADSs directly from investors depositing shares or surrendering Class B ADSs for the purpose of withdrawal, or from intermediaries acting for them.  The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The Depositary may collect its annual fee for Depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them.  The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Note that the fees and charges holders of Class B ADSs may be required to pay may vary over time and may be changed by us and by the Depositary.  Holders of Class B ADSs will receive prior notice of such changes.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Class B ADSs or on the Class B shares that underlie your Class B ADSs.  The Depositary may refuse to register any transfer of your Class B ADSs or allow you to withdraw the Class B shares that underlie your Class B ADSs until such taxes or other charges are paid.  It may apply payments owed to you or sell the Class B shares that underlie your Class B ADSs to pay any taxes owed and you will remain liable for any deficiency.  If the Depositary sells Class B shares, it will, if appropriate, reduce the number of Class B ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes.  You agree to indemnify us, the Depositary, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If We:	Then:

• Change the nominal or par value of the Class B shares	The cash, shares or other securities received by the Depositary will become deposited securities.

• Reclassify, split or consolidate any of the Class B shares	Each Class B ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the Class B shares that are not distributed to you or

The Depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of its assets, or take any similar action

Amendment and Termination

How may the Deposit Agreement be amended after it has been executed?

We may agree with the Depositary to amend the Deposit Agreement and the form of Class B ADR without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by holders of Class B ADSs under the Deposit Agreement, or materially prejudices a substantial existing right of holders of Class B ADSs, it will not become effective for outstanding Class B ADSs until 30 days after the Depositary notifies holders of Class B ADSs of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your Class B ADSs, to agree to the amendment and to be bound by the Class B ADRs and the Deposit Agreement as amended.  The Deposit Agreement cannot be amended to prevent holders of Class B ADSs from withdrawing the underlying shares represented by Class B ADSs (except as permitted by law).

How may the Deposit Agreement be terminated after it has been executed?

The Depositary will terminate the Deposit Agreement if we ask it to do so, in which case the Depositary will give notice to you at least 90 days prior to termination.  The Depositary may also terminate the Deposit Agreement if it has told us that it would like to resign and we have not appointed a new Depositary within 90 days.  In such case, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else:  collect distributions on the Class B shares, sell rights and other property and deliver Class B shares upon cancellation of Class B ADSs after payment of any fees, charges, taxes or other governmental charges.  Beginning six months after termination, the Depositary may sell any remaining Class B shares by public or private sale.  After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the holders of Class B ADSs that have not surrendered their Class B ADSs.  It will not invest the money and has no liability for interest.  The Depositary’s only obligations will be to account for the money and other cash.  After termination, our only obligations will be to indemnify the Depositary and to pay fees, charges and expenses of the Depositary that we agreed to pay.

Books of Depositary

The Depositary will maintain records of the holders of Class B ADSs at its office.  You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders of Class B ADSs in the interest of business matters relating to the Class B ADSs and the Deposit Agreement.

The Depositary will maintain facilities in New York, New York to record and process the issuance, cancellation, combination, split-up and transfer of Class B ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the Depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Class B ADRs or Class B ADSs are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Class B shares, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of Class B ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary.  It also limits our liability and the liability of the Depositary.  We and the Depositary:

•                  are not liable if either we or the Depositary is prevented or delayed by law or circumstances beyond our or its control from performing our or its respective obligations under the Deposit Agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provisions of our Bylaws, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our or its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure) as set forth in the Deposit Agreement;

•                  are not liable if either we or the Depositary exercises, or fails to exercise, discretion permitted under the Deposit Agreement;

•                  are not liable for the inability of any holder of Class B ADSs to benefit from any distribution on deposited securities that is not made available to holders of Class B ADSs under the terms of the Deposit Agreement;

•                  may rely upon any documents we and the Depositary believe in good faith to be genuine and to have been signed or presented by the proper party;

•                  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of Class B ADSs;

•                  disclaim any liability for any action or inaction in reliance on the advice or information of legal counsel, accountants, any person presenting Class B shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•                  disclaim any liability for any indirect, special, punitive or consequential damages.

The foregoing shall not prejudice the rights of holders of Class B ADRs with respect to us other than under or resulting from the Deposit Agreement.

The Depositary and its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the Deposit Agreement, the failure or timeliness of any notice from us, the content of any information submitted to the Depositary or its agents by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the Class B shares, the validity or worth of the Class B shares, the credit-worthiness of any third party, for any tax consequences that may result from ownership of Class B ADSs or Class B shares, or for the performance of the respective obligations of the Depositary or its agents specifically set forth in the Deposit Agreement, in each case, to the extent such act is without gross negligence or willful misconduct.

Requirements for Depositary Actions

Before the Depositary will issue, deliver or register a transfer of a Class B ADS, make a distribution on a Class B ADS, or permit withdrawal of Class B shares, the Depositary may require:

•                  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B shares and payment of the applicable fees, charges and expenses of the Depositary;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to issue and deliver Class B ADSs or register transfers of Class B ADSs generally when the register of the Depositary or our transfer books are closed or at any time that we or Depositary think it is necessary or advisable to do so.

Holders of Class B ADSs will be entitled to transfer, combine or split their Class B ADRs and the Class B ADSs evidenced thereby.  To have Class B ADRs either combined or split, holders must surrender the ADRs in question to the Depositary with a request to have them combined or split, and must pay all applicable fees, charges and expenses payable by holders of Class B ADSs, pursuant to the terms of the Deposit Agreement, upon a combination or split-up of Class B ADRs.

Your Right to Receive the Shares Underlying Your Class B ADSs

You have the right to cancel your Class B ADSs and withdraw the underlying Class B shares at any time except:

•                  when temporary delays arise because: (1) the Depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class B shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class B shares;

•                  when you owe money to pay fees, taxes and similar charges; or

•                  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Class B ADSs or to the withdrawal of Class B shares.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADRs and Cancellation of Pre-released Class B ADRs

Under certain circumstances, subject to the provisions of the Deposit Agreement, the Deposit Agreement permits the Depositary to deliver Class B ADRs evidencing Class B ADSs before depositing the underlying Class B shares.  This “pre-release” of the Class B ADRs is closed out upon delivery of the underlying Class B shares to the Depositary.  The Depositary may receive Class B ADSs instead of Class B shares to close out a pre-release.  The Depositary may pre-release Class B ADSs only if:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer (a) owns the Class B shares or Class B ADSs to be deposited, (b) indicates the Depositary as owner of such Class B shares or Class B ADSs in its records and transfers all beneficial rights in such securities to the Depositary, (c) unconditionally guarantees to deliver such Class B shares or Class B ADSs to the Depositary or the custodian, as applicable and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary is able to close out the pre-release on not more than five business days’ notice.  Each pre-release is subject to such further indemnities and credit regulations as the Depositary considers appropriate.  In addition, the Depositary will limit the number of Class B ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Class A American Depositary Shares

Our Class A shares are currently traded in the form of Class A ADSs and evidenced by Class A ADRs pursuant to a Level 1 ADR program that has been in place in the United States since May 2009.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Class B shares, including Class B shares represented by Class B ADSs, or interests in the Class B shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Class B shares or interests in their Class B shares on the Spanish Stock Exchanges, NASDAQ or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of Class B shares or interests therein:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the Class B shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the Spanish Stock Exchanges or NASDAQ;

•                  privately negotiated transactions;

•                  short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling shareholders to sell a specified number of such Class B shares at a stipulated price per Class B share;

•                  a combination of any such methods of sale; and

•                  any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Class B shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Class B shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer the Class B shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Class B shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Class B shares in the course of hedging the positions they assume.  The selling shareholders may also sell Class B shares short and deliver these securities to close out their short positions, or loan or pledge the Class B shares to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of Class B shares offered by this prospectus, which Class B shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the Class B shares offered by them will be the purchase price of the Class B shares less discounts or commissions, if any.  Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class B shares to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the Class B shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any broker-dealers or agents that participate in the sale of the Class B shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the Class B shares may be underwriting discounts and commissions under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Class B shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents or dealer, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Class B shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the Class B shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales of Class B shares in the market and to the activities of the selling shareholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Class B shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Class B shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the Class B shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the Class B shares may be sold without restriction of any type (including, without limitation, volume or manner of sale restrictions) pursuant to Rule 144 of the Securities Act.

TAX CONSIDERATIONS

Certain tax considerations relating to an investment in our Class B shares are set forth in our 2012 Annual Report.

MATERIAL CHANGES

On April 16, 2013, in accordance with the resolution passed at the general shareholder meeting on extraordinary matters held on December 4, 2012, we increased our share capital in the amount of €88,499.70 by issuing 884,997 new Class B shares. These Class B shares were issued in connection with our acquisition of Progenika Biopharma, S. A.  on March 4, 2013, as described in Item 4 of Part I of our 2012 Annual Report, “Information on the Company — A. History and Development of the Company — Important Events — Other Acquisitions Progenika.” These new Class B shares were admitted to listing on the Spanish Stock Exchanges and quoted on the Spanish Automated Quotation System on April 18, 2013.

Except for the Class B issuance and as otherwise described in our 2012 Annual Report, no reportable material changes have occurred since December 31, 2012.

VALIDITY OF SECURITIES

The validity of the securities and certain other matters of Spanish law will be passed upon for us by Osborne Clarke España, S.L.P., or Osborne Clarke, our Spanish counsel.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the report of KPMG Auditores, S.L., an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF NAMED EXPERTS AND COUNSEL

None.

ENFORCEABLILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAW

We are a company organized under the laws of Spain, and many of our subsidiaries are also incorporated outside of the U.S. A substantial portion of our assets and the assets of our subsidiaries are located outside of the U.S. In addition, nearly all of our directors and officers and certain of our subsidiaries’ officers are nationals or residents of countries other than the U.S., and all or a substantial portion of such persons’ assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or certain subsidiaries or their directors or officers with respect to matters arising under the Securities Act or to enforce against them judgments of courts of the U.S. predicated upon civil liability under the Securities Act. It may also be difficult to recover fully in the U.S. on any judgment rendered against such persons or against us or certain of our subsidiaries.

We are advised by Osborne Clarke (i) that there is doubt as to the enforceability in Spain in original actions, or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely upon the securities laws of the United States and (ii) that any final and binding judgment obtained against us in the United States would be recognized and enforced by the courts of Spain in accordance with the Law of Civil Procedure (Ley de Enjuiciamiento Civil) if the appropriate order (exequatur) were obtainable, for which prior to the time such judgment is introduced into a Spanish court for enforcement, there should be no material contradiction or incompatibility between the referred judgment with a judgment rendered or judicial proceedings outstanding in Spain, and (a) according to the provisions of any applicable treaty (there is none currently in existence with the United States), or (b) in the absence of any such treaty, if it could be proven that the jurisdiction where the foreign judgment was rendered recognizes Spanish judgments on a reciprocal basis and the judgment satisfies other requirements such as not being incompatible or infringing the Spanish public order or policy. If such reciprocity cannot be proven, the requisite order would not be granted by the Spanish courts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-3 under the Securities Act.  This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement.  For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.  If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.  Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers.  Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K referred to, and incorporated, herein.  As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC.  The address of that website is www.sec.gov.

In addition, our ordinary shares are listed on the Spanish Stock Exchanges and quoted on the Spanish Automated Quotation System under the symbol “GRF.” You may read copies of our annual and quarterly reports, accounts and other financial information and offering documents at the offices of the CNMV, Paseo de la Castellana, 19, Madrid. Some of our CNMV filings are also available at the website maintained by the Spanish securities commission at www.cnmv.es.

We will send the Depositary a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to the ordinary shareholders.  The Depositary has agreed to mail to all ordinary shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the Depositary and will make available to all ordinary shareholders such notices and all such other reports and communications received by the Depositary.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that:

•                  incorporated documents are considered part of this prospectus;

•                  we can disclose important information to you by referring you to those documents; and

•                  information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

We incorporate by reference the following documents or information that we filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•                  our 2012 Annual Report for the year ended December 31, 2012, filed on April 5, 2013.

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Unless expressly incorporated into this registration statement, a report (or portion thereof) furnished on Form 6-K shall not be incorporated by reference into this registration statement.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement. Copies of these documents are not required to be filed with this registration statement.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Investor Relations, Grifols, S.A., Avinguda de la Generalitat, 152-158, Parc de Negocis Can Sant Joan, 08174 Sant Cugat del Vallés, Barcelona, Spain; (34) 935-710-500.

EXPENSES

We anticipate that our total expenses with respect to the registration statement of which this prospectus is a part and the offering to be made hereby will aggregate approximately $187,690, of which $17,690 is attributable to the SEC registration fee, approximately $105,000 is attributable to legal fees and approximately $65,000 is attributable to accounting fees. Legal and accounting fees include certain euro-denominated expenses, which were converted to U.S. dollars at a rate of $1.3094 = €1.00, the rate of exchange in the City of New York on April 12, 2013 for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The selling shareholders will pay or reimburse us for all fees and expenses related to the registration of the Class B shares.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GRIFOLS, S.A.

Up to 4,402,987

Class B Non-Voting Ordinary Shares

PROSPECTUS

April 23, 2013

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.         Indemnification of Directors and Officers

Indemnification under Grifols, S.A.’s Bylaws (Estatutos) and Spanish Law

Under Spanish law Grifols, S.A.’s current and former directors will be liable to the company, the shareholders and the creditors of the company for any damage they cause through acts contrary to the law or the bylaws, or acts carried out in breach of the duties inherent in the discharge of their office. No provision of Grifols, S.A.’s bylaws provides for the indemnification of the directors with respect to such liabilities.

Grifols, S.A. Directors & Officers Insurance

Grifols, S.A. maintains an insurance policy that protects its officers, managers and directors as well as all of the officers, managers and directors of its subsidiaries from certain liabilities in connection with civil, criminal or administrative claims that arise as a result of actions taken in their official capacity. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”) may be permitted for directors, officers or persons controlling Grifols, S.A. pursuant to the foregoing provisions, the registrants have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 9.  Exhibits

Exhibit Number	Description of Exhibit
4.1*	Articles of Association (Estatutos) of Grifols, S.A.
4.2*	Articles of Association (Estatutos) of Grifols, S.A. (English translation)
4.3

Amendment No. 1 to Deposit Agreement dated as of March 14, 2011 among Grifols, S.A., Deutsche Bank Trust Company Americas, as Depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by referenced to Exhibit (a)(2) to our Registration Statement on Form F-6 (File No. 333-182636 filed July 12, 2012))

4.4

Form of Deposit Agreement among Grifols, S.A., Deutsche Bank Trust Company Americas, as Depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-172688) filed March 9, 2011)

4.5

American Depositary Share Purchase Agreement, dated March 8, 2013, by and among Grifols, S.A. and the selling entities party thereto (incorporated herein by reference to Exhibit 2.8 of our Annual Report on Form 20-F (File No. 001-35193) filed on April 5, 2013)

5.1*	Opinion of Osborne Clarke (Spain)
23.1*	Consent of Osborne Clarke (included in Exhibit 5.1)
23.2*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1*	Power of Attorney (included on the signature pages hereto)

*                                         Filed herewith.

Item 10.  Undertakings

The undersigned registrant hereby undertakes:

(a)

1.                                      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.                                      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.                                      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

5.                                      That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)                                     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)                                  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Grifols, S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Spain, on April 23, 2013.

GRIFOLS, S.A.

/s/ Victor Grifols Roura
Name:	Victor Grifols Roura
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Grifols, S.A., hereby severally constitute and appoint, Victor Grifols Roura, as our true and lawful attorney-in-fact and agent, with full and several power of substitution, in any and all capacities, for him to sign for us and in our names, the Registration Statement on Form F-3 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorney, or his substitute, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on April 23, 2013.

Signature	Title

/s/ Victor Grifols Roura	Director, Chairman of the Board of Directors, Chief Executive Officer and Managing Director (principal executive officer)
Victor Grifols Roura

/s/ Alfredo Arroyo Guerra	Vice President and Chief Financial Officer (principal financial officer)
Alfredo Arroyo Guerra

/s/ Montserrat Lloveras Calvo	Administrative Director and Controller (principal accounting officer)
Montserrat Lloveras Calvo

/s/ Juan Ignacio Twose Roura	Director and Vice President
Juan Ignacio Twose Roura

/s/ Ramón Riera Roca	Director and Vice President
Ramón Riera Roca

/s/ Tomás Dagá Gelabert	Director
Tomás Dagá Gelabert

/s/ Thorthol Holdings B.V.	Director
Thorthol Holdings B.V. (represented by José Antonio Grifols Gras)

/s/ Edgar Dalzell Jannotta	Director
Edgar Dalzell Jannotta

/s/ Anna Veiga Lluch	Director
Anna Veiga Lluch

/s/ William Bret Ingersol	Director
William Bret Ingersol

/s/ Luis Isasi Fernández de Bobadilla	Director
Luis Isasi Fernández de Bobadilla

/s/ Steven F. Mayer	Director
Steven F. Mayer

/s/ Thomas Glanzmann	Director
Thomas Glanzmann

/s/ David Ian Bell	Authorized Representative in the United States
David Ian Bell